UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 20, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Intercell USA, Inc (formerly Iomai, Corporation)

File No. 333-128765 CF# 22683

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Intercell USA, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on October 3, 2005.

Based on representations by Intercell USA, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7	through October 11, 2011
Exhibit 10.9	through October 11, 2011

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Daniel Greenspan
Special Counsel